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09055480

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SEC FILE NUMBER
8-44553

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/08 AND ENDING 12/31/08
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Paramount BioCapital, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

787 Seventh Avenue
(No. and Street)

New York	New York	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Howard Spindel (212) 897-1688
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP
(Name - *if individual, state last, first, middle name*)

750 Third Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
FEB 27 2009
Washington, DC
111

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Howard Spindel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm Paramount BioCapital, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Fin Op

Title

Notary Public

CARL GOODMAN
Notary Public, State of New York
No. 01GO9821038
Qualified in Rockland County
Commission Expires March 30, 2010

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on internal accounting control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Eisner

Eisner LLP
Accountants and Advisors

PARAMOUNT BIOCAPITAL, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2008
(with supplementary information)

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
Paramount BioCapital, Inc.
New York, New York

We have audited the accompanying statement of financial condition of Paramount BioCapital, Inc. (the Company) as of December 31, 2008, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Paramount BioCapital, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of computation of net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Eisner LLP

New York, New York
February 23, 2009

PARAMOUNT BIOCAPITAL, INC.

Statement of Financial Condition
December 31, 2008

ASSETS	
Cash and cash equivalents	$ 2,253,592
Reimbursements receivable from related parties, net	1,450,874
Prepaid expenses and other assets	136,040
Furniture, equipment and leasehold improvements, at cost, net of accumulated depreciation of $1,914,266	1,063,061
	$ 4,903,567
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities:	
Accrued expenses and other liabilities	$ 235,353
Security deposit payable	369,643
Deferred rent payable	796,709
Total liabilities	1,401,705
Commitments and contingencies	
Stockholder's equity:	
Common stock, $.01 par value; 200 shares authorized; 100 shares issued and outstanding	1
Additional paid-in capital	8,149,999
Accumulated deficit	(4,648,138)
Total stockholder's equity	3,501,862
	$ 4,903,567

See notes to financial statements

PARAMOUNT BIOCAPITAL, INC.

Statement of Operations
Year Ended December 31, 2008

Revenues:	
Commissions	$ 2,131,932
Interest income	32,318
	2,164,250
Expenses:	
Commissions	590,232
Employee compensation and benefits	2,347,945
Occupancy and rentals	429,721
Professional and consulting fees	753,764
Communication	61,815
Travel and entertainment	29,071
Regulatory fees and expenses	50,121
Depreciation and amortization	159,090
Insurance	73,931
Other operating expenses	153,749
	4,649,439
Net loss	$ (2,485,189)

See notes to financial statements

PARAMOUNT BIOCAPITAL, INC.

Statement of Changes in Stockholder's Equity
Year Ended December 31, 2008

	Common Stock		Additional Paid-in		
	Shares	Amount	Capital	Deficit	Total
Balance - January 1, 2008	100	$ 1	$ 5,209,999	$ (2,162,949)	$ 3,047,051
Capital contributions			2,940,000		2,940,000
Net loss				(2,485,189)	(2,485,189)
Balance - December 31, 2008	**100**	**$ 1**	**$ 8,149,999**	**$ (4,648,138)**	**$ 3,501,862**

See notes to financial statements

PARAMOUNT BIOCAPITAL, INC.

Statement of Cash Flows
Year Ended December 31, 2008

Cash flows from operating activities:	
Net loss	**$ (2,485,189)**
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	**159,090**
Loss on disposition of split-dollar life insurance policy	**2,178**
Increase in deferred rent payable, net of amortization	**26,913**
Changes in:	
Due from broker	**593,877**
Reimbursements receivable from related parties	**(865,095)**
Prepaid expenses and other assets	**609,618**
Commissions payable, accrued expenses and other liabilities	**(481,637)**
Security deposit payable	**369,643**
Net cash used in operating activities	**(2,070,602)**
Cash flows from financing activities:	
Capital contributions	**2,940,000**
Net increase in cash and cash equivalents	**869,398**
Cash and cash equivalents - January 1, 2008	**1,384,194**
Cash and cash equivalents - December 31, 2008	**$ 2,253,592**
Supplemental disclosure of cash flow information:	
Cash paid during the year for income taxes	**$ 2,300**

See notes to financial statements

NOTE A - THE COMPANY

Paramount BioCapital, Inc. ("Paramount" or the "Company") is a registered broker-dealer engaged in conducting private securities offerings for issuers of corporate securities on a best efforts basis. The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Cash and cash equivalents:

The Company considers all highly liquid money market instruments with maturities of three months or less at date of purchase to be cash equivalents. At December 31, 2008, cash equivalents were deposited in financial institutions and consisted of immediately available fund balances.

[2] Fair value measurements:

The Company adopted Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS 157"), effective January 1, 2008. The provisions of SFAS 157 are to be applied prospectively.

At December 31, 2008, the Company had investments in money market funds totaling $933,183 which are included in cash and cash equivalents and are classified as Level 1 in the fair value hierarchy established by SFAS 157 to measure fair value. Level 1 valuations represent measurements using unadjusted quoted prices in active markets for identical assets or liabilities. The contributions and redemptions to and from these money market funds have been transacted daily on a dollar for dollar basis.

[3] Revenue recognition:

Revenue and expenses related to private placement activities in connection with securities offerings are recognized when earned pursuant to contractual arrangements.

[4] Equipment and improvements:

Depreciation and amortization are provided using the straight-line method over estimated useful lives for furniture and equipment, and the shorter of the lease term or estimated useful lives for leasehold improvements.

[5] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE C - FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

At December 31, 2008, furniture, equipment and leasehold improvements consist of:

Furniture and fixtures	$ 987,651
Computer equipment	398,406
Office equipment	143,943
Leasehold improvements	1,447,327
	2,977,327
Less: Accumulated depreciation and amortization	(1,914,266)
	$ 1,063,061

Depreciation and amortization expense for the year totaled $159,090.

NOTE D - INCOME TAXES

The Company has elected to be taxed as an S corporation for Federal and New York State purposes. As a result of this election, the Company's income or loss is reportable on the individual tax return of its sole stockholder. The Company is subject to New York City corporate tax and New York State corporate minimum tax.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their bases for income tax purposes. These differences are primarily a net operating loss carryforward and the difference between future rent and depreciation expenses for financial reporting purposes and such expenses that are deductible for income tax purposes. Due to the uncertainty of its realization, management has provided a valuation allowance for the full amount of the deferred tax asset. The valuation allowance increased by approximately $227,000 during 2008.

The Company's deferred tax asset is attributable to the following components:

New York City net operating loss carryforward	$ 456,000
Deferred rent expense	59,000
Deferred rent income	11,000
Depreciation expense	16,000
Deferred tax asset	542,000
Valuation allowance	(542,000)
	$ 0

The Company's net operating loss carryover for New York City corporate tax purposes was increased by approximately $2,241,000 for 2008 and totaled approximately $5,148,000 at December 31, 2008, of which, $66,000 expires in 2021, $1,812,000 expires in 2022, $217,000 in 2023, $249,000 in 2024, $348,000 in 2025, $215,000 in 2027 and $2,241,000 in 2028.

In July 2006, Financial Accounting Standards Board Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement 109" ("FIN 48"), was issued and is effective for nonpublic entities for fiscal years beginning after December 15, 2008.

NOTE D - INCOME TAXES (CONTINUED)

FIN 48 sets forth a threshold for financial statement recognition, measurement and disclosure of a tax position taken or expected to be taken on a tax return. FIN 48 requires management to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on technical merits of the position. FIN 48 must be applied to all existing tax positions upon initial adoption and the cumulative effect, if any, is to be reported as an adjustment to stockholder's equity as of the beginning of the year of adoption.

Management does not expect that adoption of FIN 48 will result in a material impact on the Company's financial statements. However management's conclusion may be subject to adjustment at a later date based on factors including additional implementation guidance from the Financial Accounting Standards Board and ongoing analyses of tax laws, regulations and related interpretations.

NOTE E - RELATED PARTY TRANSACTIONS

[1] The Company has a month-to-month expense-sharing agreement with certain affiliated corporations, related by common ownership, whereby office, administrative and occupancy expenses (see Note F), incurred for the benefit of all parties, are allocated among the entities. During the 2008 fiscal year, approximately 80% of such costs have been allocated to affiliates. Reimbursements receivable and payable to affiliates are presented net on the statement of financial condition and include allocable amounts due to the Company pursuant to the expense-sharing agreement and other reimbursable expenses at December 31, 2008.

[2] For the year ended December 31, 2008, the total of commission income was earned from private placements with certain entities which share common officers or directors with the Company.

[3] The Company pays a fixed $25,000 monthly consulting fee to an affiliated corporation, related by common ownership, for the introduction of certain entities to the Company that are seeking private placement financing. For the year ended December 31, 2008, consulting fees pursuant to this agreement totaled $300,000.

NOTE F - COMMITMENTS

The Company's office lease agreement expires on September 30, 2020 and provides for a 5-month period during which no payments of rent are required and for the lessor to contribute certain amounts toward alterations and improvements of the leased premises. As per the expense sharing arrangements noted above (see Note D), occupancy costs, including the recordation of leasehold improvements, are allocated between the Company and certain affiliated corporations based on the estimated usage of the facilities. For financial reporting purposes, the allocated expense related to the lease is recognized on a straight-line basis over the lease term. Deferred rent consists of the difference between allocated rent expense incurred and the allocated share of rent paid, in addition to an allocated share of the lessor's subsidy toward leasehold improvements. Deferred rent is amortized over the lease term. The allocated rent expense charged to operations pursuant to this lease for the year totaled approximately $390,000.

NOTE F - COMMITMENTS (CONTINUED)

The Company maintains a letter of credit in favor of the landlord in the amount of $1,279,000 as security for performance under the lease. The Company's sole shareholder has personally guaranteed the letter of credit and rent payments due under the lease. As of December 31, 2008, no amounts have been drawn down under the letter of credit.

Future minimum lease payments under the lease are approximately as follows:

Year Ending December 31,	
2009	$ 1,817,000
2010	1,895,000
2011	1,967,000
2012	2,025,000
2013	2,104,000
Thereafter	16,417,000
	$ 26,225,000

NOTE G - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008 the Company had net capital of approximately $834,000, which was approximately $740,000 in excess of its required net capital. The Company's net capital ratio was 1.68 to 1.

The Company is dependent upon its sole shareholder to continue providing capital necessary to maintain compliance with the net capital rule. The sole shareholder has indicated his intention to continue such support as required.

NOTE H - CONTINGENCIES, CONCENTRATION OF CREDIT RISK AND OTHER MATTERS

The Company keeps most of its cash with major banks. The account balances often exceed the FDIC insurance limit. The Company's cash equivalents consist of money market funds held at two brokers.

In connection with the Company's placement agent activities, funds raised are deposited into escrow accounts under the terms of the sales of securities agreements. To the extent that any best efforts offerings have achieved the minimum requirement, commission income and related liabilities are included in the financial statements. These escrow accounts and the related liabilities are not otherwise reflected in the accompanying financial statements. No amounts were held in escrow as of December 31, 2008.

NOTE I - SUBSEQUENT EVENTS

The Company's sole shareholder contributed additional capital of $350,000 in January 2009.

In December 2008, the Company entered into a Sublease Agreement ("Sublease") whereby a significant portion of its office facility will be sublet commencing in March 2009 and continuing for the remainder of the lease term for approximately $120,000 per month. A provision in the Sublease allows Paramount to sublease the remaining portion of the premises no earlier than March 2014. The first month's rent and a security deposit of $369,643 were remitted to Paramount upon the landlord's acceptance of the Sublease in December 2008 and the Company has recorded liabilities for the deferred rent income and security deposit payable.

SUPPLEMENTARY INFORMATION

PARAMOUNT BIOCAPITAL, INC.

Schedule of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2008

Total stockholder's equity from statement of financial condition	$3,501,862
Deductions:	
Nonallowable assets:	
Reimbursements receivable from related parties, net	1,450,874
Prepaid expenses and other assets	135,618
Furniture, equipment and leasehold improvements	1,063,061
	2,649,553
Net capital before haircuts on securities positions	852,309
Haircuts on money market funds	18,664
Net capital	$ 833,645
Aggregate indebtedness:	
Commissions payable, accrued expenses and other liabilities	$ 235,353
Security deposit payable	369,643
Deferred rent payable	796,709
Aggregate indebtedness	$1,401,705
Percentage of aggregate indebtedness to net capital	168%
Minimum capital required (greater of $50,000 or 6-2/3% of aggregate indebtedness)	$ 93,447
Excess of net capital over minimum requirement	$ 740,198

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

Eisner

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Paramount BioCapital, Inc.
New York, New York

In planning and performing our audit of the financial statements of Paramount BioCapital, Inc. (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Eisner

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the Company's financial reporting.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

Our opinion recognizes that it is not practicable in a company the size of Paramount BioCapital, Inc. to achieve all the divisions of duties and cross-checks generally included in internal control, and alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Eisner LLP

New York, New York
February 23, 2009